

January 7, 2014

Via E-mail
Mr. Dana Perry
Chief Financial Officer
AZZ Incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **Re:** **AZZ incorporated**
> **Form 10-K for Fiscal Year Ended February 28, 2013**
> **Filed April 29, 2013**
> **Form 10-Q for Fiscal Quarters Ended May 31, 2013 and August 31, 2013**
> **Filed July 3, 2013 and October 2, 2013**
> **File No. 001-12777**

Dear Mr. Perry:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10Q for Fiscal Quarter Ended May 31, 2013

6. Acquisition, page 12

1.   We note that you recognized intangible assets of $85 million as a result of the acquisition of Aquilex SRO. With a view towards providing detailed disclosure in future filings, please tell us the nature of the intangible assets, the useful lives and methodology of amortizing such assets.

Form 10Q for Fiscal Quarter Ended August 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Segment Operating Income, page 17

2.   Please refer to your letter to us dated February 25, 2013 and your discussion of Total Segment Operating Income on page 17. Total Segment Operating Income is considered a non-GAAP measure when presented outside the financial statement segment footnote. Consequently, whenever you provide such disclosure you should fully comply with the disclosure requirements of Item 10(e) of Regulation S-K. We refer you to Question 104.04 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Robert S. Littlepage for

                                            Larry Spirgel
                                            Assistant Director